SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

EXTRAORDINARY GENERAL MEETING

BR
TQ-68801C
PETROBRAS

PETROBRAS

INDEX

Call for Meeting	2
Information to Vote	3
Public Power of Attorney Request	4
Items to be discussed in the Extraordinary
General Meeting
1. Election of Board of Directors Member	5
Attachment I - Information on appointed Director	6
2. Proposal of Amendment to the Bylaws of the Company	7
Attachment II – New ByLaws proposal	10

CALL FOR MEETING

Date: August 23rd, 2011 Time: 3PM

Address: auditorium of the Company’s head office at Avenida República do Chile 65, 1st floor, in the city of (RJ) Agenda items:

Extraodinary General Meeting

I. Election of a member of the Board of Directors

II. Approval of Company's Bylaws

INFORMATION TO VOTE

To vote in general meetings of companies and funds, the first step is to click in www.assembleiasonline.com.br/wfPublicaCadastroAcionistas.aspx and register.

After registering at Assembleias Online, you will receive an automated message containing the Instrument of Agreement, Ownership and Liability, which must be signed, notarized and consularised, and a list of documents that must be provided so that your registration can be validated.

Once your registration is validated, you will receive an email with instructions to issue your Private Digital Certificate. The Private Digital Certificate will be issued by Certisign, exclusive partner of VeriSigN in Brazil and leader in the segment.

As soon as companies or funds that you invest in publish their call notices, you will be notified by email.

After you log in on the website www.onlinegeneralmeetings.com, you select the general meeting you want. After analyzing the documents available and the management proposals, you must vote on each of the agenda items (in favor, against or abstention).Your part in the voting process ends here.

Once your vote is validated, it will be computed to the respective meeting and a receipt of your vote will be sent to your email. For increased security and integrity, Assembleias Online has hired Ernst & Young to review the environment of internal controls to further improve them.

In order to facilitate and encourage shareholders with voting rights to participate, the Company will allow shareholders to vote on the items that appear in the General Meeting Notice over the Internet by using the public request for proxies, as per CVM ruling 481, published on December 17 2009.

The electronic proxies will be received via the Online Meeting platform, at www.assembleiasonline.com.br. Shareholders must register in the platform as soon as possible in order to use it. The data used in the previous General Meeting will remain in effect. The proxy, showing the shareholder’s voting intention (electronic voting), must be sent through the system between August 15th and 22nd, 2011. For more details on how to vote via the Online Meeting Platform, read the Manual that has been posted on our website.

PUBLIC POWER OF ATTORNEY REQUEST

Rio de Janeiro, Agust 2nd, 2011, Petroleo Brasileiro S.A. – Petrobras hereby invites its shareholders to attend its Extraordinary General Meeting, to be held on August 23rd, 2011, at 3.00 p.m., in order to resolve on the matter in the Notice for General Meeting.

With a view to enable and stimulate the participation of the shareholders with a right to vote, the Company provides, through the world wide web, with the possibility for the shareholders to vote on the matter in the Notice for General Meeting, through the use of public power of attorney request, as per CVM Instruction 481 issued on December 17th, 2009.

The receipt of electronic powers of attorney will be by means of the platform Assembleias Online, available at www.assembleiasonline.com.br. For such, it is necessary that the shareholders make their registration in this platform as soon as possible, and the registrations made for the last Meeting remain valid. The power of attorney, which has the shareholder’s voting intention (electronic vote), must be sent through the system between August 15th and August 22nd, 2011. Please refer to the Manual on how to vote through the Assembleias Online system on the Investor Relations website via Financial Results and Disclosures/Meetings.

With such alternative, Petrobras seeks to reinforce its commitment to adopting the best Corporate Governance practices and transparency.

ITEMS TO BE DISCUSSED IN THE EXTRAORDINARY GENERAL MEETING

EXPLANATION TO SHAREHOLDERS
ITEM I

Election of Board of Directors Member

Shareholders,

Article 150 of the Corporations Act (Act No. 6404/1976) and article 25 of the Company's Bylaws provide that in case of vacancy of the Director, the alternate shall be appointed by the remaining Directors and serve until the next General Meeting.

As reported by the Company on July 22, 2011, the Board of Directors elected at a meeting held on that date the Minister of Planning, Miriam Belchior, as a new Director of the Board.

This election, as provided in the Corporations Act and the Bylaws of the Company is valid until the General Shareholders’ Meeting convened now, when the shareholders shall elect the member of the Board of Directors.

The controlling shareholder appoints the following name for the vacancy on the Board of Directors: Miriam Aparecida Belchior.

Refer to Annex I below for the information regarding the name appointed to the Board of Directors, as per items 12.6 to 12.10 of the Reference Form (Art. 10 of CVM Instruction 481).

Annex I

Information on appointed Director
Candidate appointed by controlling shareholder

Name / CPF	Age / Occupation	Elected office held

MIRIAM BELCHIOR	53	Board of Directors (Permanent)
056.024.938-16	Engineer

MIRIAM BELCHIOR

Ms. Miriam Belchior is the current Minister of Planning, Budget and Management, office which she has held since January 1, 2011. Prior to this, she had been Deputy Chief of Articulation and Monitoring for the Office of the President’s Chief of Staff since 2004, in charge of articulating government action and monitoring strategic projects, and she has coordinated the Growth Acceleration Program since 2007.

From 1997 to 2002, she was secretary of Administration and Administrative Modernization and later was secretary of Social Inclusion and Housing in the Municipal Government of Santo André. She maintained her academic activities and taught at the University of São Marcos from 1999 to 2002 and at the Foundation for Research and Development of Administration, Accounting and Economics (FUNDACE), from 2001 to 2008.

Ms. Belchior holds a Master’s in Public Administration and Government from the São Paulo Business Administration School of the Getúlio Vargas Foundation.

Ms. Miriam Belchior:

Has not been subject, in the past 5 years, to a criminal conviction, to a conviction in an administrative proceeding of the CVM and to an unappealable judgment, in the judicial or administrative ambit, which has suspended or disqualified her from exercising professional or commercial activities.

• Does not have a conjugal relationship, steady union or kinship susceptible to information according to item 12.9 of the Formulário de Referência.

• Does not have a relationship of subordination, rendering of services or control with related parties of the Company.

EXPLANATION TO SHAREHOLDERS
ITEM II

PROPOSAL OF AMENDMENT TO THE BYLAWS OF THE COMPANY

Shareholders,

The Board of Directors of the Company, pursuant to article 11 of CVM Instruction 481 of December 17, 2009, hereby provides the origin and justification for the amendments proposed to You. Shareholders for amendments to the Bylaws, as described below, as well as analyzing their effects:

(1) Change the wording of the heading of article 18 of the Bylaws to increase the maximum number of members of the Board of Directors from nine to ten members and adjust the allocation of the Shareholders’ General Meeting therein;

(2) Include the §1 in article 18 of the Bylaws, establishing the competence of the Shareholders’ General Meeting to ratify the election of the Director representing the employees and elect the other members of the Board of Directors;

(3) Include the §2 in article 18 of the Bylaws, stating that the Director representing the employees may be reelected only once;

(4) Renumbered as §3 the current sole paragraph of article 18 of the Bylaws;

(5) Change the wording of the heading of article 19 of the Bylaws to contemplate the election approval of the Director representing the employees;

(6) Change item III of article 19 of the Bylaws to include the phrase “and by the employees”;

(7) Include item IV of article 19 of the Bylaws to provide for the election of the Director representing the employees;

(8) Include the sole paragraph in article 21 of the Bylaws, for exceptional requirements of the heading and §2 of article 162 of the Corporations Act (Act 6404/1976) in case of appointment of employees' representative in the Board of Directors;

(9) Change the heading of article 22 of the Bylaws to include the alternate Director representing the employees in the procedure provided therein;

(10) Renumber as §1 the current sole paragraph of article 25 of the Bylaws;

(7) Include §2 in article 25 of the Bylaws to anticipate the chances of replacing the Director representing the employees by their alternate;

(12) Include in article 25 of the Bylaws §3 and its subsections I and II, and, yet, §4 and §5, all regulating the hypothesis that the Director representing the employees and their respective alternate may not complete the term of office;

(13) Include item IX in article 28 of the Bylaws, providing for the authority of the Board of Directors to approve the Elections Regulation chosen by the Director representing the employees;

(14) Include the sole paragraph in article 28 of the Bylaws, setting forth the matters on which there is formal conflict of interest of the Director representing the employees;

(15) Change §5 of article 31 of the Bylaws to provide that in case of a tie on the Board of Directors’ resolution, its Chairman has the casting vote, replacing the words “may exercise” for the term “will exercise”;

(16) Include item IV in article 39 of the Bylaws, providing for the competence of the Annual General Meeting to ratify the election of the Director representing the employees and an alternate.

Act No. 12353 of December 28, 2010, provides for the participation of employees on the Boards of Directors of publicly held companies and joint stock companies.

The heading of article 2 of that Act provides that:

"Art. 2 The bylaws of publicly held companies and joint stock companies mentioned in this Act shall provide for the participation in their boards of directors of representative of the workers, ensuring the right of the Labor Union to elect the majority of its members.”

The statutory change proposed aims to adapt the Company's Bylaws to the provisions of Act No. 12,353/10 and Ordinance No. 26/11, which regulated Budget and Management published by the Ministry of Planning.

With the approval of this statutory change, we intend to grant these standards applicability to the Company, enabling the participation of the employees' representative on the Board of Directors of PETROBRAS.

The statutory changes to be submitted to the approval of Mr. Shareholders at the Extraordinary General Meeting of the Company to be held on August 23rd, 2011 are highlighted accordingly in the Company's Bylaws, enclosed in Annex II to this report.

Rio de Janeiro, August 2nd, 2011.

José Sergio Gabrielli de Azevedo

President

Annex II

New ByLaws proposal
(Change in the proposal, pursuant to CVM ruling number 481 of December 17th, 2009)

Chapter I - Nature, Headquarters and Object Purpose of the Corporation

Art. 1 - Petróleo Brasileiro S.A. - Petrobras is a mixed joint stock corporation controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Joint Stock Corporation Law (Law nº 6,404 of 15 December 1976) and by these Bylaws.

Sole paragraph: The control of the Federal Government shall be exercised by means of the ownership and possession of at least fifty percent plus one share of the Corporation's voting capital.

Art. 2 - Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, either in the country or abroad, branch-offices, agencies, sub-branches and offices.

Art. 3 - The Corporation has as its object the research, mining, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities; it may promote the research, development, production, transport, distribution and marketing of all forms of energy, as well as other related activities or alike ones.

Paragraph 1 - Economic activities related to the corporate object shall be developed by the Corporation on a free competition basis with other companies according to market conditions, due consideration given to further principles and guidelines of Law nº 9,478 of 6 August 1997 and of Law nº 10,438 of 26 April 2002.

Paragraph 2 - Petrobras may, directly or through its subsidiaries, either associated or not with third parties, perform in the Country or away from the domestic territory any of the activities within its corporate object.

Chapter II - Corporate Capital, Stock and Shareholders

Art. 4 - The capital stock is R$205,379,728,979.46 (two hundred five billion, three hundred seventy nine million, seven hundred twenty eight thousand, nine hundred seventy nine Reais and forty six cents), divided into 13,044,496,930 (thirteen billion, forty four million, four hundred ninety six thousand, nine hundred thirty) shares without nominal value, being 7.442.454.142 (seven billion, four hundred forty two million, four hundred fifty four thousand, one hundred forty two) common shares, and 5.602.042.788 (five billion, six hundred two million, forty two thousand, seven hundred eighty eight) preferred shares.

Paragraph 1 - Increases in capital via share issuing shall be submitted in advance to the deliberation of the General Meeting.

Paragraph 2 - By deliberation of the Board of Directors the Corporation may acquire its own shares to keep them in the treasury, for canceling or subsequent disposal, up to the amount of the balance of profits and available reserves, except the legal reserve, without decrease of the corporate capital, in compliance with the prevailing legislation.

Paragraph 3 - The corporate capital may be increased by means of the issuance of preferred shares, without following any proportion in respect of the common shares, in compliance with the legal limit of two-thirds of the corporate capital as well as complying with the preemptive right of all the shareholders.

Art. 5 - The shares of the Corporation shall be common shares entitled to vote and preferred shares, the latter always without vote entitlement.

Paragraph 1 - Preferred shares shall not be convertible to common shares, or vice-versa.

Paragraph 2 - Preferred shares shall have priority in case of capital reimbursement and in the distribution of the 5% (five percent) minimum dividend, calculated on the part of the capital represented by such kind of shares, or 3%(three percent) of the net value of the share, always with the greater prevailing, with a participation equal to the common shares in corporate capital increases deriving from the incorporation of reserves and profits.

Paragraph 3 - Preferred shares shall participate non-cumulatively on equal conditions with the common shares in the distribution of dividends whenever the latter are greater than the minimum percentage as guaranteed to them in the preceding paragraph.

Art. 6 - Shares shall be paid-in in accordance with the rules established by the General Meeting or by the Board of Directors, depending upon the body that authorized the capital increase within the authorized limit. In case of a shareholder's default and irrespective of questioning, the Corporation may initiate the execution and determine the sale of the shares for that shareholder's account and risk.

Art. 7 - The shares of the Corporation, all of them book entry shares, shall be kept in the name of their holders in a deposit account of a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) without the issuance of certificates.

Art. 8 - Shareholders shall be entitled in each fiscal year to dividends and/or additional payment on shareholders' equity, which must not be less than 25% (twenty-five percent) of the net profit adjusted according to the Joint Stock Corporation Law, and divided pro-rata by the shares into which the capital of the Corporation is divided.

Art. 9 - Except deliberation by the General Meeting, the Corporation shall make the payment of the dividends and of the additional payment on shareholders' equity within a 60 (sixty)-day deadline as of the date they are announced and, in any case, within the corresponding fiscal year in compliance with the pertinent legal rules.

Sole paragraph - Upon deliberation by the Board of Directors the Corporation may advance amounts to its shareholders as dividends or additional payment on shareholders' equity, and adjusted by the SELIC rate as of the date of the actual payment until the closing of the respective fiscal year in the manner foreseen in article 204 of Law nº6,404 of 1976.

Art. 10 - Dividends not claimed within 3 (three) years as of the date they were placed at the shareholders' disposal shall prescribe in behalf of the Corporation.

Art. 11 - The amounts of the dividends and interests, as compensation on shareholders' equity, due to the National Treasury and to the other shareholders, shall be subject to financial charges equivalent to the SELIC rate as of the closing of the fiscal year until the actual collection or payment, without detriment to the incidence of interests on arrears, when such collection does not take place on the date set by the General Meeting.

Art. 12 - In addition to the Federal Government in its capacity as controlling shareholder of the Corporation, individuals or legal entitles either Brazilians or foreigners, either residents or not in the country, may be shareholders.

Art. 13 - The shareholder may be represented at the General Meetings in the manner foreseen in Art. 126 of Law nº 6,404, of 1976, either presenting at that moment or by depositing previously the voucher issued by the depository financial institution together with the identity document or a power-of-attorney with special powers.

Paragraph 1 - The representation of the Federal Government at the General Meetings of the Corporation shall be in accordance with the specific federal legislation.

Paragraph 2 - At the Shareholders' General Meeting that deliberates about the election of the members of the Board of Directors the entitlement to vote of the shareholders who are holders of preferred shares is conditional upon compliance with the condition established in paragraph 6 of art. 141 of Law nº 6,404, of 1976, of proven uninterrupted ownership of the stock participation during a period of, at least, 3 (three) months immediately prior to the holding of the General Meeting.

Chapter III - Subsidiaries and Affiliates

Art. 14 - For the strict performance of activities related to its corporate object Petrobras may, according to the authority granted by Law nº 9,478 of 1997, set up subsidiaries as well as associate itself, either majoritarily and/or minoritarily, with other companies.

Art. 15 - In compliance with Law nº 9,478 of 1997 Petrobras and its subsidiaries may acquire shares or quotas of other companies, participate in specific purpose companies, as well as associate themselves with domestic or foreign companies, and constitute with them consortia, either as leader-company or not, with the purpose of expanding activities, combining technologies and enlarging investments applied in activities related with its object.

Art. 16 - The subsidiary and controlled corporations shall follow the deliberations of their respective management bodies, which shall be bound by the guidelines and the strategic planning adopted by the Board of Directors of Petrobras, as well as the regular corporate rules established by Petrobras by means of guidance of technical, administrative, accounting, financial and legal nature.

Sole paragraph - The relations with the subsidiary, affiliated and controlled companies shall be through the intermediary of a member of the Board of Executive Officers in accordance with the guidelines set up by the Board of Directors.

Chapter IV - Management of the Corporation

Section I - Board Members and Officers

Art. 17 - Petrobras shall be managed by a Board of Directors with deliberative functions, and a Board of Executive Officers.

Art. 18 - The Board of Directors shall comprise at least five and up to ~~nine~~ ten members elected. The Shareholders' General Meeting, ~~which~~ shall designate the Chairman of the Board of Directors from among them, all with a term of office that may not be longer than 1 (one) year, with re-election permitted.

§1 During the General Meeting of Shareholders the election of the Director representing the employees must be approved and the remaining members of the Board of Directors must be elected.

§2 The Board representing the employees shall undergo only one re-election.

Sole Paragraph. §3º In case the office of the Chairman of the Board of Directors becomes vacant, the substitute shall be elected at the first next regular meeting of the Board of Directors until the next General Meeting.

Art. 19 - In the election procedure or of homologation of election of the members of the Board of Directors by the Shareholders' General Meeting the following rules shall be complied with:

I - Minority shareholders are entitled to elect one of the members of the Board of Directors, if no greater number is assigned to them by the multiple vote procedure.

II - Shareholders of preferred shares holding jointly at least 10% (ten percent) of the corporate capital, with the exclusion of the controlling shareholder, are entitled to select and to remove 1 (one) member of the Board of Directors in a separate voting procedure at the General Meeting; the rule contained in paragraph 4 of art. 8 of Law nº 10,303, of 31 October 2001, is not applicable to the Corporation.

III - Whenever the election of the Board of Directors is cumulatively performed by the multiple vote procedure and the holders of common and preferred shares exercise the right to elect a member, the right shall be ensured to the Federal Government to elect the members of the Board of Directors in a number equal to the number of those elected by the other shareholders and by the employees, plus one, irrespectively of the number of members of the Board of Directors established in art. 18 of these Bylaws.

IV - The employees have the right to elect one (1) member of the Board of Directors and one (1) alternate, in a separate voting session, by direct vote of their peers, according to §1 of article 2 of Act 12353 of December 28, 2010.

Art. 20 - The Board of Executive Officers shall comprise a Chief Executive Officer, chosen from among the members of the Board of Directors, and six Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than 3 (three) years, with re-election permitted, and who may be removed at any moment.

Paragraph 1 - The choice and election of the Officers by the Board of Directors shall consider their professional qualification, notorious knowledge and specialization in the respective contact area in which these administrators will act, in accordance with the Basic Organizational Plan.

Paragraph 2 - The members of the Board of Executive Officers shall perform their duties on a full-time basis schedule and with exclusive dedication to Petrobras; however, the concurrent exercise of administrative duties in subsidiaries, controlled and affiliated companies of the Corporation shall be permitted at the discretion of the Board of Directors according to the Good Practices Code as per item VII of art. 29 of these Bylaws.

Paragraph 3 - The Chief Executive Officer and the Officers shall be entitled annually to 30 (thirty) days vacation, to be granted by the Board of Executive Officers; the payment in double of the compensation concerning the vacation period not enjoyed is prohibited.

Art. 21 - The installation in an administrative office of the Corporation must comply with the conditions established by arts. 147 and 162 of Law nº 6,404, of 1976; likewise nobody who has ancestors, descendants or collateral relatives in the Board of Directors, in the Board of Executive Officers or in the Audit Board may be installed in an office.

Sole Paragraph. With regard to the vesting of employees' representative on the Board of Directors, graduation in college-level course shall not be required, nor impediment for the election of employee for the position, as provided, respectively, in the heading and in §2, of art.162 of Act No. 6,404 of 1976.

Art. 22 - Members of the Board of Directors, the substitute of the member representing the employees and the officers shall be installed in their offices by signing installation deeds in the book of minutes of the Board of Directors and of the Board of Executive Officers, respectively.

Paragraph 1 - The installation deed must contain under penalty of nullity: i) the indication of at least one domicile where the administrator may receive service of process and summons in administrative and judicial procedures related to acts of his (her) performance, and which shall be deemed as served by means of the delivery at the domicile so indicated; the latter may only be altered by a written communication to the Corporation; (ii) his (her) compliance with the contracts possibly signed by Petrobras with stock exchanges or over-the-counter market entities organized and accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set up by such entities, accepting liability in respect of the fulfillment of such contracts and respective regulations or differentiated practices of corporate governance, if such is the case; and (iii) compliance with the arbitration clause set forth in article 58 of these Bylaws.

Paragraph 2 - The installation of a member of the Board of Directors who is a resident or domiciled abroad is conditional upon the appointment of a representative who resides in the country, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least 3 (three) years after the end of the term of office of the member.

Paragraph 3 - Prior to their installation and also upon departing from their office, the members of the Board of Directors and of the Board of Executive Officers shall submit a statement of assets to be filed in the Corporation.

Art. 23 - The members of the Board of Directors and of the Board of Executive Officers shall be liable, according to art. 158 of Law nº 6,404, of 1976, individually and solidarily, for the acts practiced and for the losses to the Corporation resulting therefrom. They are prohibited from participating in a deliberation concerning operations involving companies in which they take part with more than 10% (ten percent), or in which they have held a management position in the period immediately prior to the installation in the Corporation.

Paragraph 1 - The Corporation shall ensure the defense in judicial and administrative proceedings in respect of its present and past managers, in addition to a permanent insurance contract in behalf of them to keep them harmless from liabilities due to act deriving from the performance of the office or function covering the whole time period during which they performed their respective terms of office.

Paragraph 2 - The guarantee provided for in the preceding paragraph covers the Audit Board (Conselho Fiscal) members as well as all employees and agents who legally act upon delegation by the managers of the Corporation.

Art. 24 - A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors shall forfeit his office.

Art. 25 - In the event of a vacancy in the office of member of the Board of Directors, a substitute shall be appointed by the remaining members of the Board of Directors and shall perform so up to the next General Meeting, as provided in art. 150 of Law nº 6,404 of 1976.

~~Sole paragraph~~ §1º The member of the Board of Directors or the member of the Board of Executive Officers elected in replacement shall complete the term of office of the member he (she) is replacing, and once this term has elapsed he (she) shall remain in the office until the installation of his successor.

§2 In the event of vacancy for the position of Director representing the employees, and also in the absence or inability of that Director, the respective alternat must be called to substitute the absent Director.

§3 If the Director representing the employees and their respective alternate do not complete the term of office, the following must be observed:

I – the second member with the majority of votes shall take the position, if more than half the term of office has not elapsed;

II – new elections must be called, if more than half the term of office has elapsed.

§4 In the event mentioned in subsection I of § 3, the alternate Director will complete the term of office of the replaced Director.

§ 5 In the event mentioned in Part II of § 3, the elected Director shall serve the entire term of office as set forth in art.18 hereof.

Art. 26 - The Company shall be represented in the Courts or outside them by its Board of Executive Officers, individually by its Chief Executive Officer or by two Officers jointly, who may appoint proxies or representatives.

Art. 27 - The Chief Executive Officer and the Officers may not be absent from their office for more than 30 (thirty) days without being licensed or authorized by the Board of Directors.

Paragraph 1 - According to item IV of art. 38 it is incumbent upon the Chief Executive Officer to designate from among the Officers his possible substitute.

Paragraph 2 - In the event of absence or impediment of any Officer, his functions shall be taken over by a substitute chosen by him from among the other members of the Board of Executive Officers or one of his direct subordinates, the latter until maximally 30 (thirty) days.

Paragraph 3 - In case a subordinate is indicated, conditional upon approval by the Chief Executive Officer the former shall take part in all routine activities of the Officer, including attendance at meetings of the Board of Executive Officers, in order to deal with matters of the contact area of the respective Officer, without, however, exercising the voting right.

Seção II
Do Conselho de Administração

Section II - Board of Directors

Art. 28 - The Board of Directors is the highest-level guiding and directing body of Petrobras; it is incumbent upon it:

I - to set the overall direction of the business of the Corporation, defining its mission, its strategic goals and guidelines;

II - to approve the strategic plan as well as the pluri-annual and annual programs of expenditures and investments;

III - to fiscalize the Officers' management and to establish their assignments, examining at any moment whatsoever the books and documents of the Corporation;

IV - to evaluate performance results;

V - to approve every year the amount above which acts, contracts or operations, although up to the competence of the Board of Executive Officers, particularly those provided for in items III, IV, V, VI and VIII of art. 33 of these Bylaws, must be submitted to the approval of the Board of Directors;

VI - to deliberate about the issuance of debentures not convertible into shares and without real estate guarantee;

VII - to set up the overall policies of the Corporation, including those concerning the strategic, commercial, financial, investment, environmental and human resources management;

VIII - to approve the conveyance of the ownership of assets of the Corporation, including concession agreements and authorization regarding oil refining, natural gas processing, transport, import and export of oil, its derivatives and natural gas, with the possibility of limiting the value for performing such acts by the Board of Executive Officers~~.~~;

IX - approve the Electoral Regulations chosen by the member of the Board of Directors elected by employees.

Sole Paragraph. The establishment of human resources policy addressed in item VII cannot count on the participation of the Director representing the employees and their alternate, if the discussions and deliberations on the agenda involve matters of labor relations, compensation, benefits and advantages, including matters of complementary and support pension, cases in which a conflict of interest is established.

Art. 29 - It is incumbent exclusively upon the Board of Directors to deliberate about the following matters:

I - the Basic Organizational Plan and its amendments as well as the assignment to the Officers, upon the Chief Executive Office's proposal, of duties corresponding to the contact areas defined in the plan referred to;

II - authority to acquire shares issued by the Company to remain in treasury or canceling, as well as subsequent disposal of such shares, in compliance with the legal, regulatory and statutory provisions;

III - approval of the exchange of securities issued by the Corporation;

IV - election and removal of the members of the Board of Executive Officers;

V - the setting up of subsidiaries, participations in controlled or affiliated companies, or the termination of such participation, as well as the acquisition of shares or quotas of other companies; VI - to call a Shareholders' General Meeting in the cases provided for in the law, and the publishing of the respective notice at least 15 (fifteen) days in advance;

VII - approval of a Code of Good Practices and of its in-house regulation, which must provide for the designation of the Rapporteur and the organization of Committees of the Board of Directors composed of some of its members with specific assignments regarding the analysis and recommendation in respect of certain matters;

VIII - approval of the Corporate Governance Guidelines of Petrobras;

IX - choice and removal of independent auditors, who will not be allowed to render consultancy services to the Corporation during the effectiveness of the contract;

X - the report of the management and the accounts of the Board of Executive Officers;

XI - the setting up of the Business Committee and approval of the assignments and operational rules of such Committee consistent with the Basic Organizational

Plan, and which must be publicized to the market in summary at the time the financial statements of the Corporation are published or when they are altered;

XII - matters which, in view of a legal provision or upon instruction by the General Meeting, are subject to its deliberation.

Sole paragraph - The Business Committee set forth in item XI shall submit to the Board of Executive Officers its opinion concerning the corporate matters involving more than one business area, as well as those the importance and relevance of which require a broader debate.

Art. 30 - The Board of Directors may order inspections, audits or rendering of accounts of the Corporation, including the hiring of specialists, experts or external auditors, in order to inform more about the matters submitted to its deliberation.

Art. 31 - The Board of Directors shall meet with the attendance of the majority of its members, upon being called by its Chairman or by the majority of its members, in a regular meeting at least every 30 (thirty) days and in a special meeting whenever necessary.

Paragraph 1 - If required, the members of the Board of Directors may participate in a meeting by telephone, video-conference or other communication means capable of ensuring an effective participation and the authenticity of the respective vote. In such event the member of the Board of Directors shall be deemed as present at the meeting and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of the meeting in point.

Paragraph 2 - Matters submitted to the appreciation of the Board of Directors must be accompanied by the decision of the Board of Executive Officers, by the statements of the technical area or of the competent Committee, plus a legal opinion whenever necessary for examining the matter.

Paragraph 3 - The Chairman of the Board of Directors, at his own initiative or at the request of any of its Members, may call Officers of the Corporation to attend the meetings and to render clarifications or information in respect of the subjects being considered.

Paragraph 4 - The deliberations of the Board of Directors shall be taken by the vote of the majority of the Members in attendance and shall be recorded in the pertinent minute book.

Paragraph 5 - In case of a tie, the Chairman of the Board of Directors ~~may~~ will cast the deciding vote.

Section III - Board of Executive Officers

Art. 32 - The management of the business of the Corporation is incumbent upon the Board of Executive Officers in compliance with the mission, goals, strategies and guidelines established by the Board of Directors.

Art. 33 - It is incumbent upon the Board of Executive Officers:

I - to work out and to submit to the approval of the Board of Directors:

a) the bases and guidelines for working out the strategic plan as well as of the annual programs and the pluri-annual plans;

b) the strategic plan as well as the respective pluri-annual plans and annual programmes of expenditures and investments of the Corporation with the respective projects;

c) the cost and investment budgets of the Corporation;

d) the assessment of the result of the performance of the activities of the Company;

II - to approve:

a) the technical-economic appraisal criteria for investment projects with the respective liability delegation plans for their execution and implementation;

b) the criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves in compliance with the specific legislation;

c) the price policy and basic price structures of the products of the Corporation;

d) accounting plans, basic criteria for establishing results, the amortization and depreciation of invested capitals and changes in the accounting practices;

e) handbooks and rules in respect of accounting, finances, personnel management, the hiring and implementation of works and services, the supply and disposal of materials and equipment in respect of operation and others required to guide the functioning of the Corporation;

f) rules concerning the assignment of the use, the renting or leasing of real-estate owned by the Corporation;

g) the yearly insurance plan of the Corporation;

h) the basic structure of the bodies of the Corporation and their respective Organizational Rules as well as to set up, to transform or to extinguish operational or corresponding bodies, as well as temporary work bodies, agencies, branches, bureaus and offices, in the country and abroad;

i) plans providing for the admission, career, access, benefits and disciplinary regime of the employees of Petrobras;

j) the assignment of the staff of the bodies of the Corporation;

k) the designation of the incumbents of the High-Level Management of the Corporation;

l) the annual business plans;

m) the setting up of consortia, joint ventures and specific purposes companies in the country and abroad;

III - to authorize the raising of funds, signing of loan agreements and financings in the country and abroad, including by way of the issuance of securities;

IV - to authorize the rendering of secured or fiduciary guarantees, in compliance with the pertinent legal and contractual provisions;

V - to authorize the acquisition, in accordance with the specific legislation, of real-estate goods, ships and maritime drilling and production units, as well as the encumbrance and the disposal of assets of the Corporation;

VI - to authorize the disposal or encumbrance of shares or quotas of companies in which the Corporation owns more than 10% (ten percent) of the corporate capital, as well as the assignment of rights in consortia or joint ventures in which the Corporation owns more than 10% (ten percent) of the investment; limits may be established for delegating the practice of such acts to the Chief Executive Officer or the Officers;

VII - to authorize the signing of conventions or contracts with the Federal Government, the States, the Federal District and the Municipalities, with the possibility of setting value limits for delegating the exercise of such acts to the Chief Executive Officer or to the Officers;

VIII - to authorize in the form of specific legislation the waiving of acts or judicial or extrajudicial transactions extinguishing lawsuits or pending issues, with the possibility of setting value limits for delegating the exercise of such acts to the Chief Executive Officer or to the Officers;

IX - to follow up and control the activities of the subsidiaries and companies in which Petrobras participates, or with which it is associated;

X - to deliberate about trademarks and patents, names and logos;

XI - to establish other Committees related to the Business Committee, with the approval of the respective operational rules and assignments consistent with the Basic Organizational Plan.

Art. 34 - The Board of Executive Officers shall hold a regular meeting once a week with the majority of its membership, among whom the Chief Executive Officer or his deputy, and in a special meeting upon call by the Chief Executive Officer or of two-thirds of the Officers.

Sole paragraph - Matters submitted to the appreciation of the Board of Executive Officers must be accompanied by the statements of the technical area or of the Business Committee, plus a legal opinion whenever necessary for examining the matter.

Art. 35 - In addition to the matters of the original competence of a full-board deliberation as provided for in art. 33 of these Bylaws, the Board of Executive Officers may deliberate about managerial acts of business of the individual responsibility of each one of the Officers within the contact areas established by the Board of Directors in the Basic Organizational Plan. Furthermore, it is incumbent upon the Officers:

I - to give instructions to the representatives of the Corporation at the General Meeting of its subsidiaries, controlled and affiliated companies in accordance with the guidelines established by the Board of Directors;

II - to hire and fire employees and to formalize assignments to managerial duties and functions approved by the Board of Executive Officers;

III - to designate corporate employees for missions abroad;

IV - to sign deeds, contracts and agreements as well as to manage the funds of the Corporation, always jointly with another Officer.

Art. 36 - The deliberations of the Board of Executive Officers shall be taken by the vote of the majority of the members present and recorded in the respective minutes book.

Sole paragraph - In case of a tie, the Chief Executive Officer may cast the deciding vote.

Art. 37 - The Board of Executive Officers shall forward to the Board of Directors copies of the minutes of its meetings and shall render the information allowing the evaluation of the performance of the activities of the Corporation.

Section IV - The Chief Executive Officer

Art. 38 - The heading and coordination of the activities of the Board of Executive Officers is incumbent upon the Chief Executive Officer, namely: I - to call and to chair the meetings of the Board of Executive Officers;

II - to propose to the Board of Directors the distribution among the Officers of the contact areas defined in the Basic Organizational Plan;

III - to propose to the Board of Directors the names of the Officers of the Corporation;

IV - to designate from among the Officers his occasional substitute in his absences and impediments;

V - to follow up and to supervise, by means of coordinating the activities of the Officers, the activities of all of the bodies of the Corporation;

VI - to designate the representatives of the Corporation at the General Meetings of its subsidiaries, controlled and affiliated companies in accordance with the guidelines set forth by the Board of Directors;

VII - to render information to the State Minister to whom the Corporation is related to and to the control bodies of the Federal Government, as well as to the Federal Audit Court and to the National Congress.

Chapter V - The General Meeting

Art. 39 - The Regular General Meeting shall be held yearly within the time-frame provided for in art. 132 of Law nº 6,404, of 1976, at the place, date and hour established in advance by the Board of Directors, in order to deliberate about matters of its competence, particularly:

I - to audit the accounts of the managers, to examine, discuss and vote the financial statements;

II - to deliberate about the destination of the net profit of the fiscal year and the distribution of dividends;

III - to elect the members of the Board of Directors and of the Fiscal Board~~.;~~

IV - ratify the election of the member representing the employees in the Board of Directors and their alternate.

Art. 40 - The Special General Meeting, in addition to the cases established by law, shall meet upon call of the Board of Directors to deliberate about matters of interest to the Corporation, particularly:

I - the amendment of the Bylaws;

II - the increase of the limit of the authorized capital;

III – increase of capital stock; as per paragraph 1 and 2 of art. 4 of these Bylaws;

IV - the evaluation of the goods with which the shareholder may contribute to the increase of the capital stock;

V - the reduction of the capital stock;

VI - The issuance of debentures convertible into shares or their sale when in the treasury;

VII - the incorporation of the Corporation into another company, its dissolution, transformation, split, merger;

VIII - the participation of the Corporation in a group of companies;

IX - the disposal of the control of the capital stock of subsidiaries of the Company;

X - the removal of the members of the Board of Directors;

XI - the disposal of debentures convertible into shares that belong to the Corporation and are issued by its subsidiaries;

XII - the establishment of the compensation of the managers;

XIII - the canceling of the registry as a publicly held Company;

XIV - the choice of a specialized company from among a three-company list presented by the Board of Directors to prepare the Appraisal Report of its shares according to their respective economic value, to be utilized in cases of the canceling of the registry as publicly held Company and deviation from the standard rule of corporate governance defined by stock exchanges or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of complying with the rules established in the pertinent regulation of practices differing from corporate governance as issued by such entities, and in accordance with the contracts possibly signed by Petrobras with such entities;

XV - waiver of the right to subscribe shares or debentures convertible into shares of subsidiaries, controlled or affiliated companies.

Paragraph 1 - The deliberation of the subject set forth in item XIV of this article shall be taken by an absolute majority of the votes of the outstanding common shares; blank votes are not to be computed.

Paragraph 2 - In the event of a public offering formulated by the controlling shareholder, the latter must cover the costs of the Appraisal Report.

Art. 41 - The General Meeting shall establish the overall or the individual amount of the compensation of the managers every year as well as the limits of their participation in the profits in compliance with the rules of the specific legislation.

Art. 42 - The General Meeting shall be chaired by the Chief Executive Officer of the Corporation or the substitute he may designate and, in the absence of both, by a shareholder chosen by the majority vote of those present.

Sole paragraph - The Chairman of the General Meeting shall choose the Secretary of the meeting from among the shareholders present.

Chapter VI - Audit Board

Art. 43 - The Audit Board, of a permanent status, comprises up to five members and their respective deputies elected by the Regular General Meeting, all of whom residing in the country, in compliance with the requirements and impediments set forth in the Joint Stock Corporation Law, either shareholders or not, one of whom shall be elected by the holders of the minority common shares and another by the holders of the preferred shares in a separate voting procedure.

Paragraph 1 - From among the members of the Audit Board, one of them shall be nominated by the Finance Minister as representative of the National Treasury.

Paragraph 2 - In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, such member of the Audit Board shall be replaced until the end of the term of office by the respective substitute.

Paragraph 3 - The members of the Audit Board shall be installed in their offices by signing the installation deed in the book of minutes and opinions of the Audit Board, which shall mention: (i) compliance with contracts possibly signed by Petrobras with a stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set forth by those entities, and taking full responsibility of such contracts and the applicable regulations of differentiated practices of corporate governance, if such is the case, and (ii) compliance with the arbitration clause set forth in art. 58 of these Bylaws.

Art. 44 - The term of office of the members of the Audit Board is one year with reelection permitted.

Art. 45 - The compensation of the members of the Audit Board, in addition to the compulsory reimbursement of transport and permanence expenditures necessary to perform the function, shall be set up by the General Meeting electing them and in compliance with the limit established in Law nº 9,292 of 1996.

Art. 46 - It is incumbent upon the Audit Board, without detriment of other assignments that are vested in it due to legal provision or instruction of the General Meeting: I - to fiscalize, by any of its members, the acts of the managers and to verify the implementation of their legal and statutory duties;

II - to render opinion about the Annual Report of the Management, with the inclusion in that opinion of such supplementary information that it may deem required or useful for the General Meeting to deliberate upon;

III - to render opinion about the proposals of the managers to be submitted to the General

Meeting concerning amendment of the corporate capital, issuance of debentures or subscription bonds, investment or capital budget plans, distribution of dividends, transformation, incorporation, merger or split of the Corporation;

IV - to denounce by any of its members to the management bodies the mistakes, frauds or offenses they may discover, suggesting measures useful to the Corporation and, in case the former fails to take the necessary measures to protect the interests of the Corporation, to denounce this to the General Meeting;

V - to call the Regular General Meeting, if the managers delay for more than one month calling it, and to call the Special General Meeting whenever serious or urgent reasons occur, with the inclusion on the agenda of the subjects they may deem necessary;

VI - to analyze, at least quarterly, the interim balance-sheet and further financial statements periodically prepared by the Board of Executive Officers;

VII - to examine the financial statements of the fiscal year and opine about them;

VIII - to perform such assignments during liquidation.

Sole paragraph - The members of the Audit Board shall participate compulsorily in the meetings of the Board of Directors in which matters referring to items II, III and VII of this article are going to be considered.

Chapter VII - Employees of the Corporation

Art. 47 - The employees of Petrobras are subject to the labor legislation and to the in-house regulations of the Corporation in compliance with the legal rules applicable to employees of mixed-capital corporations.

Art. 48 - The admission of employees by Petrobras and by its subsidiaries and affiliates shall follow the public selection process according to the provisions approved by the Board of Executive Officers.

Art. 49 - The duties of the High-Level Management and the powers and responsibilities of the respective incumbents shall be defined in the Basic Organizational Plan of the Corporation.

Paragraph 1 - The duties referred to in the heading of this article may, exceptionally and at the discretion of the Board of Executive Officers, be assigned to technicians or experts alien to the permanent staff of the Corporation.

Paragraph 2 - The managerial duties that shall constitute the organizational structure of the Corporation at all other levels shall be vested with the powers and responsibilities of the holders as defined in the rules of the respective bodies.

Art. 50 - Without detriment to the requirements foreseen in the law the assignment of employees of Petrobras and of its subsidiaries or controlled companies shall depend upon authorization, in each particular case, of the Board of Executive Officers, and shall be made, whenever possible, with reimbursement of the costs involved.

Art. 51 - The Corporation shall separate a portion of the yearly results for distribution among its employees, in compliance with the criteria adopted by the Board of Directors and in compliance with the prevailing legislation.

Chapter VIII - General Provisions

Art. 52 - The activities of Petrobras shall comply with the Basic Organizational Plan approved by the Board of Directors and shall cover the general structure and define the nature and the assignments of each body, the reporting, coordination and control relationships required for its operation in accordance with these Bylaws.

Art. 53 - The fiscal year shall coincide with the calendar-year ending on 31 December of each year, on which date the property balance-sheet and further financial statements to comply with the applicable legal provisions shall be established. Sole paragraph. - The Corporation may establish half-yearly balance-sheets for the payment of dividends or additional payment on shareholders' equity upon deliberation of the Board of Directors.

Art. 54 - Financial charges equivalent to the SELIC rate shall incide, from the transfer date throughout the date of the capitalization, on funds transferred by the Federal Government or deposited by minority shareholders for purposes of the capital increase of the Corporation.

Art. 55 - From the net profit shown in its Annual Balance-Sheet, Petrobras shall assign a minimum 0.5% (five-tenth percent) of the paid-in corporate capital in order to constitute a special reserve to cover the cost of technological research and development programs of the Corporation.

Sole paragraph - The accrued balance of the reserve provided for in this article must not exceed 5% (five percent) of the paid-in corporate capital.

Art. 56 - After the distribution of the minimum dividend foreseen in article VIII of these Bylaws has been determined, the General Meeting may, in compliance with the Corporation Law and the specific federal rules, assign percentages or bonuses to the members of the Board of Executive Officers of the Corporation as profit sharing.

Art. 57 - The Board of Executive Officers may authorize the practice of reasonable free acts on behalf of the employees or of the community in which the company participates, including the donation of goods no longer usable, in the light of its social responsibilities as provided for in paragraph 4 of art. 154 of Law nº 6,404 of 1976.

Art. 58 - Disputes or controversies involving the Corporation, its shareholders, managers and members of the Audit Board shall be resolved according to the rules of the Market Arbitration Chamber, with the purpose of applying the provisions contained in Law nº 6,404 of 1976, in these Bylaws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) as well as in all further rules applicable to the operation of the capital market in general, in addition to those contained in the contracts occasionally signed by Petrobras with the stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of the adoption of corporate governance standards established by these entities and of the respective rules on differentiated practices of corporate governance, if such is the case.

Sole paragraph - The deliberations of the Federal Government through voting in the General Meeting, aimed at guiding the business of the Corporation, as per article 238 of Law nº 6,404 of 1976, shall be deemed as forms of exercising undisposable rights and shall not be subject to the arbitral procedure mentioned in the heading of this article.

Art. 59 - Contractual agreements signed by Petrobras for acquiring goods and services shall be preceded by a simplified bidding procedure as defined in the regulation approved by Decree nº 2,745 of 24 August 1998.

Art. 60 - With the purpose of drawing up its proposals to participate in biddings preceding the assignments dealt with in Law 9,478 of 1997, Petrobras may sign pre-contractual agreements by sending out invitation letters, ensuring prices and commitments concerning the supply of goods and services.

Sole paragraph - The pre-contractual agreements shall contain a plain-right resolution clause to be applicable without penalty or indemnity of any kind in case another bidder is announced as the winner, and shall be submitted subsequently to the appreciation of the external control and fiscalization bodies.

Art. 61 - The Federal Government as controlling shareholder of the Corporation, the members of the Board of Directors, of the Audit Board and of the Board of Executive Officers shall:

I - abstain from negotiating securities in the following time periods:

a) in the period of one month prior to the closing of the fiscal year until the publication of the announcement placing at the disposal of the shareholders the financial statements of the Corporation or their publication, prevailing whichever occurs first;

b) in the period between the decision taken by the competent corporate body to increase or to reduce the corporate capital, to distribute dividends or share bonusses or to issue other securities, and the publication of the respective notices or ads.

II - communicate to the Corporation and to the stock exchange or organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CMV) their periodic security negotiation plans, if they have them, as well as the subsequent alteration or non-implementation of such plans. The communication must inform at least whether the plan is a programmed investment or a de-investment plan, the periodicity and the programmed quantities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.